Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-4499 (212) 818-8800

(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

June 18, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Classover Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 6, 2025
File No. 333-287044

Ladies and Gentlemen:

On behalf of Classover Holdings, Inc. (“Company”), we respond as follows to the Staff’s comment letter, dated June 16, 2025, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in the amended Registration Statement, a copy of which has been marked with the changes from the previous amendment to the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Amendment No. 1 to Registration Statement on Form S-1 filed June 6, 2025

Prospectus Summary

Our Business

Recent Developments, page 9

1.

Please provide a more comprehensive description of your "Solana-centric digital asset treasury strategy," including material provisions of the policies and arrangements governing your exchange of cash for Solana and/or other digital assets and monetization of such assets. Explain why you have opted to pursue this strategy, including why your strategy seems to emphasize Solana, and disclose how, if at all, such strategy will impact your provision of online interactive live courses. Disclose whether you have policies governing the percentage of your treasury holdings that will be held as Solana and/or other digital assets, as we note that the Note Purchase Agreement provides that proceeds may be used to purchase "SOL, BTC, or USDC." Discuss the quantitative limit on the percentage of your total assets that may be held as Solana in Section 6.14 of the EPFA, and explain whether and how this may impact your ability to use proceeds from the EPFA and the Note Purchase Agreement to purchase Solana and/or other digital assets. Lastly, please disclose your Solana purchases to date.

Securities and Exchange Commission

June 18, 2025

We have revised the disclosure on pages 9 and 10 of the Registration Statement as requested.

2.

Identify the third party advisors and other entities involved in execution of your digital asset treasury strategy, how you determined to retain or engage with them, and describe their various roles and material terms of your arrangements with them. For example, your current reports on Form 8-K filed May 1, 2025 and June 2, 2025 and the exhibits thereto reference Chaince Securities LLC as "digital asset strategic advisor," BitGo Trust Company, Inc. as custodian, and SOL Collateral Management LLC as collateral agent. Please clarify whether the EPFA investor and Note Purchase Agreement investor are affiliated with any of these entities or each other.

We have revised the disclosure on page 10 of the Registration Statement as requested.

3.

Enhance your description of the senior secured convertible notes to highlight, if true, that the notes are collateralized by a security interest in the Solana tokens and other crypto assets purchased with proceeds from the notes, as well as "all of the existing and future assets of the Company...including all of the capital stock of each of the subsidiaries..." Clarify whether Solana tokens purchased with proceeds from the EPFA will also serve as collateral for the notes, and ensure that risks associated with this collateral structure are adequately addressed.

We have revised the disclosure on pages 9, 28 and 97 of the Registration Statement as requested.

Risk Factors, page 27

4.

Please add risk factor disclosure regarding your "Solana-centric digital asset treasury strategy," including any material financing, liquidity, or other risks you face related to heightened volatility of your "core reserve asset" and the impact that a crypto asset market disruption may have, directly or indirectly, on the value of Solana or other digital assets you intend to hold. Address any material risks resulting from your agreements and arrangements with third parties related to the purchase, custody, and sale of Solana and other token-related activities.

We have revised the disclosure in the Registration Statement as requested to include the additional risk factors on pages 30, 31 and 32.

Securities and Exchange Commission

June 18, 2025

Use of Proceeds, page 28

5.

To the extent known, please provide more specificity regarding the "significant portion of the proceeds received under the EPFA" that will be used for the purchase of Solana as opposed to general working capital. Refer to Item 504 of Regulation S-K.

We have revised the disclosure on page 33 as requested.

Exhibit Index, page II-4

6.	Please file the executed Equity Purchase Facility Agreement as an exhibit to the registration statement.

We have filed the executed Equity Purchase Facility Agreement as an exhibit to the Registration Statement as requested.

General

7.

We note from prospectus disclosure and Exhibits 99.1 to the current reports on Form 8-K filed May 1, 2025 and June 2, 2025 that you may engage in activities aside from purchasing and holding Solana, including "operating Solana validators to earn staking rewards,' and that Chaince Securities LLC will assist with "advising on strategic alternatives, partnerships, and growth opportunities within the digital asset and blockchain ecosystem." If your digital asset-related activities are expected to materially impact your primary business operations or growth strategies, please revise where appropriate to disclose as much. Disclose any known material costs related to the operation of Solana validators.

The Company respectfully advises the Staff that it does not expect its digital asset-related activities to materially impact its primary business operations, which remain focused on the delivery of live, interactive online educational services. The exploration of Solana validator operations is intended to be complementary to the Company’s treasury management strategy and not a core component of its business model.

Should the Company proceed with validator node operations, the Company advises that such activities are expected to be conducted through third-party partnerships with experienced technology providers who will assume responsibility for the technical infrastructure and operational costs. As a result, the Company does not anticipate incurring any material capital expenditures or ongoing operating costs in connection with such validator operations.

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Securities and Exchange Commission

June 18, 2025

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:        Hui Luo, CEO